

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2017

Richard J. Bressler
Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

      Re: Clear Channel Outdoor Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 1-32663

Dear Mr. Bressler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications